PLATINUM UNDERWRITERS HOLDINGS, LTD.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM08
Bermuda

October 20, 2009

VIA ELECTRONIC MAIL

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, NE
Washington, D.C.  20549

Re:	Platinum Underwriters Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
File Number: 001-31341

Dear Mr. Rosenberg:

The following information is provided by Platinum Underwriters Holdings, Ltd. (“Platinum Holdings”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2009, as a result of the Staff’s review of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 of Platinum Holdings (the “2008 Form 10-K”).  For ease of reference, the Staff’s comments are included in bold followed by our responses.  Capitalized terms used but not defined herein have the meanings ascribed to them in the 2008 Form 10-K.  All references in the following information to page numbers in the 2008 Form 10-K are to pages in the EDGAR version of such document.  In this letter, “we,” “us” and “our” refer to Platinum Holdings and its consolidated subsidiaries, unless the context otherwise indicates.

In responding to the Staff’s comments, Platinum Holdings acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and that Platinum Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Unpaid Losses and Loss Adjustment Expenses
Sensitivity of Estimates, page 33

1.
Please refer to prior comment two.  We acknowledge your expansion of the sensitivity analysis to include a 10% hypothetical measure.  However, we continue to believe that an explanation and quantification of reasonably likely variances from the initial expected loss ratio and future pattern of reported losses, as assumed in your estimate of unpaid losses and LAE at December 31, 2008, should be disclosed.  Please revise your disclosure to include this information.  Ensure that it describes the difference (if any) between the reasonably likely amounts reflected in your revised sensitivity analysis and the actual loss development that you experienced in 2008.  In particular, ensure that your revised disclosure explains the likelihood that the magnitude of reserve releases experienced during 2006 through 2008 will continue in future periods.

RESPONSE:

In our first response we provided an example of additional variations of key assumptions.  After discussion with the Staff on October 14, 2009, we will include in the sensitivity analysis disclosure that quantifies changes made in key assumptions that were made in 2008 and any that are made in 2009.  We will add disclosure that these key assumptions are not the only factors that can cause variances from the estimates recorded.

In response to the Staff’s comment, we will modify our disclosure regarding sensitivity of estimates in our 2009 Form 10-K to include additional variations of a 10% increase in the initial expected loss ratio and a 10% acceleration of the pattern of reported losses.  The modified disclosure will be substantially in the form of the following:

The three most significant inputs into our loss estimation process are the initial expected loss ratio, the estimated pattern of reported losses and the actual reported losses.  While the actual reported losses are largely dependent on the loss experience of our ceding companies, the initial expected loss ratio and the estimated pattern of reported losses are developed from historical data and reflect management judgment.  Therefore we have selected the initial expected loss ratio and the estimated pattern of reported losses for sensitivity analysis.  Loss estimates for the North American casualty excess of loss classes of business, which generally have the longest pattern of reported losses, have a higher degree of uncertainty than other reserving classes.  IBNR for these classes as of December 31, 2009 was $[_____],000, which was __% of the total IBNR at that date.  Because estimates of unpaid losses and LAE related to North American casualty excess of loss classes of business have a higher degree of uncertainty, reasonable alternatives to our selected initial expected loss ratios could vary significantly.  For example, if we increased the initial expected loss ratio for these classes from 68% to 73%, we would increase the IBNR for these classes by $[_____],000, which represents approximately __% of unpaid losses and LAE for these classes as of December 31, 2009, or if we increased the initial expected loss ratio for these classes from 68% to 78%, we would increase the IBNR for these classes by $[_____],000, which represents approximately ___% of unpaid losses and LAE for these classes as of December 31, 2009.

As another example, if we accelerated the estimated pattern of reported losses by 5%, we would decrease the IBNR for these classes by $[_____],000, which is less than [_]% of unpaid losses and LAE for these classes as of December 31, 2009, or if we accelerated the estimated pattern of reported losses by 10%, we would decrease the IBNR for these classes by $[_____],000, which is less than [_]% of unpaid losses and LAE for these classes as of December 31, 2009.

The sensitivity analysis illustrates how a reasonable alternative assumption could affect the current estimate of our ultimate loss liability.  It is not intended to present a range of reasonable possible settlement values in the future.  Actual settlement values could be materially different from the current estimates.  During the years ended December 31, 2009 and 2008 we reported net favorable development of $[_____],000 and $[_____],000, respectively, which was primarily attributable to a level of cumulative losses reported by our ceding companies that was different from what we expected and that, in our judgment, resulted in sufficient credibility in the loss experience to change our previously selected loss ratios.  During the years ended December 31, 2009 and 2008, changes in the initial expected loss ratio and the estimated pattern of reported losses resulted in net favorable [or unfavorable] development of losses of $[_____],000 and $[_____],000, respectively.  Conditions and trends that have affected development of reserves in the past may not necessarily occur in the future.  The factors that may result in differences between our current estimates of loss liability and our ultimate loss liability are set forth above under “Uncertainty of Estimates”.

The following disclosure will also be added to clarify the sensitivity of loss estimates to actual reported losses:

These key assumptions are not the only factors that can cause variances from the estimates of unpaid losses and LAE we have recorded.  As discussed under “Unpaid Losses and Loss Adjustment Expenses” in Critical Accounting Estimates starting on page __, IBNR represents an estimate of our liability for unpaid losses, including losses not yet reported.  As our ceding companies settle claims and, in turn, report losses to us, the level of these reported losses may be at a level higher or lower than we initially anticipated.  Actual reported losses at levels materially higher or lower than we initially anticipated may result in an increase or decrease in our estimate of ultimate losses.  We refer to such an increase or decrease in a prior year-end’s estimate of ultimate losses as unfavorable or favorable loss development.  We are unable to predict the potential variance of future reported losses from our expectations.  However, we consider the level of losses reported to us and make adjustments, as appropriate, to our estimates of ultimate losses.  In 2009 and 2008, the primary cause of net favorable development was a lower level of losses reported to us than we initially anticipated.

2.
Please refer to prior comments three and four.  We acknowledge your proposed new disclosure.  However, we continue to believe that disclosure that quantifies your revisions to key assumptions established in prior periods, such as the amount of increase/decrease in the assumed initial expected loss ratio and assumed future pattern of reported losses at December 31, 2008 as compared to the corresponding assumptions at December 31, 2007, and the corresponding impact of these assumption changes on your operating results should be included.  We assume that these changes represented a significant portion of the $159.9 million of favorable prior year loss development in 2008.  Please provide this information for the Property and Marine and Casualty segments for each year presented.

RESPONSE:

In response to the Staff’s comment, we have added disclosures to provide more details of the cause and source of development of our unpaid losses and LAE in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and prospectively in our 2009 Form 10-K, as appropriate.  Our disclosure in the following form will also appear in our Third Quarter 2009 Form 10-Q relating to the loss development in Property and Marine segment:

Net development in the nine months ended September 30, 2009 and 2008 was primarily attributable to a level of cumulative losses reported by our ceding companies that was different from expected and that, in our judgment, resulted in sufficient credibility in the loss experience to change our previously selected loss ratios.

The following table sets forth the net favorable (unfavorable) development for the nine months ended September 30, 2008 by class of business ($ in thousands):

Class of Business	Net Losses and LAE	Net Acquisition Expense	Net Premiums	Net Development

Property excess-of-loss per risk	$6,546	941	1,925	$9,412
Catastrophe excess-of-loss (non-major events)	21,741	(1,276)	1,327	21,792
Major catastrophes	15,601	–	(1,540)	14,061
Crop	11,335	(2,745)	–	8,590
Marine, aviation & satellite	(389)	(2,270)	5,860	3,201
Property proportional	5,405	250	–	5,655
Totals	$60,239	(5,100)	7,572	$62,711

Favorable development in the property excess-of-loss per risk class arose primarily from the 2006 and 2007 underwriting years and included improved experience in regional business.  A change in the expected pattern of reported losses in our North American business resulted in $2.7 million of the favorable development.  Favorable development in the catastrophe excess-of-loss (non-major events) class arose primarily from the 2007 underwriting year.  Following a study of our historical experience and an updated exposure analysis, we decreased our initial expected loss ratio of our international business resulting in $2.1 million of the favorable development.

These disclosures include quantification of the effect of changes in key assumptions.  The disclosures also cite the level of reported losses as the primary source of the development.  This is consistent with disclosures already made in our 2008 10-K and the planned additional disclosure in item 1 above.

We intend to include similar disclosure in our subsequent reports on Form 10-Q and Form 10-K to the extent relevant to the segments or fiscal periods discussed therein.

*      *      *

Please do not hesitate to contact me (441-298-0750) with any questions or further comments you may have.

Very truly yours,

/s/ James A. Krantz
James A. Krantz
Executive Vice President and Chief Financial Officer

cc:	Mr. Frank Wyman, Staff Accountant
Mr. Don Abbott, Senior Staff Accountant
Mr. Scott Foley, Staff Attorney
Mr. Jeffrey Riedler, Assistant Director